Exhibit (a)(5)(G)

Transcription for IMERYS

February 12th, 2014

Operator

Ladies and gentlemen, welcome to IMERYS’ conference call. I now hand over to Gilles MICHEL, CEO.

Gilles MICHEL, IMERYS CEO

Good morning ladies and gentlemen. Thank you for being with us in this conference call that has been convened in a very short notice. Here with Michel DELVILLE present, in order to announce and explain what turns out to be a very important operation for IMERYS, as we announced this morning our offer to acquire AMCOL which is a US-based company listed on the New York stock exchange, a company with about 1 billion dollar sales. That acquisition would be a major strategic move for IMERYS. It is a friendly one, supported by the Board of AMCOL. It is fully in line with our 2012-2016 roadmap as we explained it and described it a few years ago. I would like to tell you the reasons why this is a major opportunity and why this is fully in line with our strategy.

Let me begin by summarizing the key aspect of the operation before getting into some more detail about AMCOL, and some more detail about the rationale for the acquisition and the integration benefit that we expect.

I will go through a presentation I understand you might have received and that is accessible on our website as we speak.

I am now turning to page 4 to tell you in a few words what is AMCOL. AMCOL is the leading supplier in bentonite. Bentonite is a fairly remarkable mineral with a very large scope of applications in a large variety of different sectors. AMCOL owns the largest and highest quality mineral reserves, mostly in Wyoming in the US. The company has in fact a very strong business fit with IMERYS. It is the same approach to the business, based on value-added, on specialities, on the providing of key functionalities to the customer; it is a company that has a very remarkable track record of profitable growth, mostly internal growth, organic. It is a company that is driven by entrepreneurial spirit and a strong innovation culture. It is exposed to growth market per se and to a growing part of the world with 60% of the sales in the US, and a significant presence in Asia. It also has very significant potential for synergies, when joining IMERYS: basically opportunity for added or accelerated sales out of cross-fertilization in innovation and a lot of proximity in the market that we serve. Out of a combination of our mutual strength in geographical presence and out of a detailed plan that we have established that I will refer to, but not go into the detail of it, to conduct the integration and to deliver cross-synergies; those are the reasons why we are attracted by this opportunity.

What is the nature of the announcement that was made today?

Page 5. It’s an all-cash offer by IMERYS for 100% of AMCOL shares. 41 dollars per share would represent about 20% (19), premium over the

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average trading price of the last 30 days (25% means a 24 because of the last three months). That’s a total consideration of 1.6 billion US dollar. That is the market value as 41 dollars + the debt that we would take over. That deal, that transaction will be fully financed by debt. That debt has been fully secured. Of course it does have an impact on the financial and outlook of IMERYS, but one that is compatible with our balance sheet strength on a pro forma basis; we would have a net debt of about 2 billion Euros which would be a gearing of about 90%. Those two elements would imply credit ratio that would be comfortably within our convenience. And I believe consistent with investment grade credit rating. Additionally, this transaction is expected to be accretive on an earnings per share basis, as of 2015 which is the first full year of integration.

Last, in terms of process: the offer has been of course unanimously approved by IMERYS’ board of directors on Monday. The offer was received and approved unanimously by AMCOL’s board of directors yesterday which decided to recommend it to its shareholders, which it is doing today.

In terms of broad time-line, we expect we can close this operation in the first half of 2014. The key dates are on page 6. As I said, we signed a definitive agreement yesterday. We announce it to the market today. It so happens that we are communicating on our yearly results tomorrow. And I will not be able to go into that detail today, even though we can give a hint. The tender offer will be issued during next week. It’s a holiday in the US next Monday so it will take place one or a few days after, during that week. That tender offer is initially for 20 business-days, can be extended. Of course there is a key condition for the transaction to be closed, which is that we need to be tendered, at least 50% of the shares. In which case then we can acquire the totality, and of course there are the usual regulatory approvals that need to be obtained. All that leads us to a transacting that can be closed in the first half of 2014. Those are the highlights of what we are talking about today. Let me give you a few details on AMCOL before getting onto the specifics of the rationale for the acquisition, and then turn to your questions if you have any (which is a possibility).

Page 8: a few elements on AMCOL. It is, as I was saying, the world leader in bentonite, based on the largest reserves and the best quality reserves, an old company that was founded in 1927, initially family controlled. The family is still present in the shareholding but not controlling any longer. It’s listed on the New York stock exchange. As you see on the table page 8, top right, a billion sales with a 14% EBITDA margin. At the end of January the market capitalization was 1.1 billion dollar.

Page 9: summary representation of the businesses, AMCOL is essentially organized around three business groups. About half of the revenues are in the so-called performance material. Here bentonite is serving a frankly large variety of industrial to consumer market, from metal casting for automotive, machinery or/and equipment, or

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agriculture and biology, with often very strong positions. That’s half of the sales. Another 20+% of the sales is the so-called construction technology here. Out of bentonite, minerals, and sometimes polymer processing or product (polymer-based products). Here AMCOL is offering what I would call sealing, containment, waterproofing solutions for environmental applications for the building or infrastructure markets. Last, for 30%, a very interesting and different business segment which is the energy services. I will get back to it in a minute.

On page 10 you see the footprint of AMCOL, and you see, as I say, 60% of its revenues are in North America. AMCOL is present in 26 countries. It has a bit more than 40 industrial locations and 2800 employees. That’s the short snapshot of what AMCOL is today. Why is it that I believe and am firmly convinced that AMCOL joining our group will represent a major opportunity, in line with our strategy? This is summarized on a number of items (7 actually) which are summarized on page 12. I would like to spend a minute on each of them before concluding.

Page 13: I do believe, and I think I have hinted on that already, that there is a strong fit between AMCOL and IMERYS. As I said, the vision by AMCOL of its business is based on key functionalities brought to the customer, on value that is being created and that is being sold, on specialties, as opposed to commodities, on limited cost of usage for the customer. It is also based on technology and process know-how. It is based on key, on ownership of mining resources of quality. It is more often than us based on formulation and services which is particularly relevant in the foundry business. It’s finally based on innovation and new applications. All those elements that I have listed are also at the very core of our vision of what IMERYS does and should do. Those are very close. In addition, in terms of market that have been served, AMCOL is present in a number of markets where IMERYS isn’t present, as you may have seen on the previous page, and on some geo-markets where we are present as well, but basically we are not in the same segment, and that offers a lot of opportunities for new developments on both sides, by putting those two businesses together: be itself development, new applications or innovation development.

Secondly, bentonite is not a minor mineral. It’s one of the large industrial minerals of the world. We are not present to speak of... we have very small activity in south Africa just for that market, so we should say we are present in bentonite, but it’s a large and important mineral which has a very unique and unusual property with warrant, a very large spectrum of applications. Those properties are around absorption, about binding capability, swelling and therefore sealing properties, about geology modification that change the way fluids flow, and so on and so forth. This very large spectrum opens to a large variety, large diversity of applications which are listed here for the key ones. You can see how diverse that is from foundry sands to pet litter, drilling fluids, sealants (15’31’’), bleaching earth, water treatment, solvent based applications and so on. As you will have listed on the right hand side of

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page 14, basically AMCOL is present in pretty much all but one of the key applications of that material. The point here is that this material, by its versatility and by the variety of the application that it is opening to, would represent a significant enhancement of our product offer.

The third point is that AMCOL, as I have mentioned page 15, has a very strong track record of growth that has been above GDP and profitable. It has an average growth rate of 10.5% which is a very significant number. This is mostly driven from organic growth and that has been driven by the positive trends of the market that have been served by AMCOL and the variety of its applications, and it has been fuelled by a very strong and clear focus on innovation.

Page 16: the geographic footprint of AMCOL which in itself is also a point of strength and attraction. 60% of the business is being driven by the US economy. It is in my opinion a good idea for a company like ours to invest in US-based assets at this point in time of the economic cycle. That would incidentally fairly significantly reinforce our own presence in the US. On a pro forma basis we would go from 22% which is above the number today, of our sales in North America, to 30. But this is not all there is to it. AMCOL has also built a very nice presence in Asia Pacific, particularly in China, mostly in the wake of the growth of the Chinese or Asian automotive sector. It is 18.1% of their sales there today, with potential for further growth. When I say that, I think I have explained in itself why this footprint was attractive. I have also implied why, if you complement that with our own footprint, you also find some strength that are going to reinforce each other. We have a strong presence obviously in Europe. We are present in India, for instance, or in South America where there might be opportunities.

The 5th reason for this company and this project to be of major importance to us is the energy services business that is part of the portfolio, and in fact has been of very interesting development over the last ten years by AMCOL. It’s a remarkable growth that has been self-built, out of a vision they had, of the potential of this sector. Initially, out of applications of bentonite for filtration. Today it’s a minor part of that business. Out of very innovative and I would say entrepreneurial approach to the business. Today the business is about a half of it, providing filtration and water treatment services to offshore and onshore oil wells. It also has for the re-set, a series of complementary basic services like well-testing. This business so happens to serve a market which has been considered as important by IMERYS. As you may remember we had 3-4 years ago announced our decision to enter that market with an offer of application with development of an offer for the fracking of oil exploration on-shore with propane supplies, but it is that same overall segment that is being served here from a different angle. As a result of all these elements a, page 18, I do believe there are strong complementarities between IMERYS and AMCOL. We have said that we would be able to extract, to generate fairly significant synergies, those will be expected over the 2015-17 period. They are of three natures:

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1.	The commercial synergies: I referred to them already. We are very much, at a somewhat different scale, but very much in spirit like what we did three years ago when we integrated the talc business into our businesses, I am convinced, and we are already seeing scores of ideas and leads out of innovation and R&D to grow into new applications and new usage of our minerals. We are seeing already that our presence in different segments of the same market would open to each other new opportunities. We are seeing that our presence on the market where bentonite.... AMCOL is not, or vice versa, is also already opening several very interesting prospects. As I indicated, our geographical strength is fairly complementary, and I believe that we have significant acceleration of prospective developments to be found in that complementarity.

2.	The second nature of synergies relates to cost: we do believe we are going to find cost opportunities out of cost optimization, out of our two companies put together.

3.	Last, and likewise, I believe we are going to find opportunities in terms of capital employed, be it either working capital or Capex.

Last, once we have said all this, which is why it was attractive, why we thought we were going to find synergies, the last question is “can we do it?”, I want to insist on the fact that I am very confident this acquisition can be executed, integrated with the strength, speed, and with the reliability in terms of delivering. The reason for me to say that is we do have a track record of acquisitions but I believe it speaks for itself: you know we have acquired many companies over the last several years. You know we have achieved sizeable transactions, in particular in the US, the last one being the integration of Luzenac talc, division of Rio Tinto. The reason why we have a successful track record is that we have a proven integration process for new companies. Today our target organisation is identified and in place. Today our integration roadmap is written and known. Today we are organizing ourselves or preparing ourselves to organize this integration as the major project in a project mode of IMERYS to be monitored at the highest level of the company. In other words, we do have executable integration plans that are ready.

Those are the elements I wanted to share with you.

My last comment, on page 21: I believe I have sufficiently clearly expressed why I thought this was a very important milestone for IMERYS growth, for IMERYS development and for IMERYS strategy, that I have explained why I believe this acquisition would allow our enlarged group, that is the two companies together to become a better leader of mineral-based speciality solutions for industry, to strengthen its presence in the United States, to be more innovative, to enhance its growth profile in line with our 2012-2016 strategy. When it is taken into account the fact that from a financial standpoint we have the ability to execute this transaction while remaining “investment grade” in our opinion, and with enough headroom in terms of convenience and constraints... I then only have to conclude by the most important thing,

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which is this merger, I am convinced, it is our intention and our plan, will deliver value to our shareholders, consistently with our value creation target.

I thank you for your attention and with Michel DELVILLE I am here to answer your questions.

QUESTIONS/ANSWERS SESSION

Operator

Ladies and gentlemen if you wish to ask a question, please press 01 on you telephone keypad.

Jean-Christophe LEFEVBRE MOULENC, CM CIC Securities

Good morning, I have two questions if I might. It is not a small acquisition. So, permit me two important questions. First one, your ability to enhance the EBITDA margin if we look backwards to the Talc de Luzenac acquisition, you were able more and less to enhance the EBITDA margin by 400 basis points. Are you able to do the same may be from the existing EBITDA level 14 % to enhance it quickly?

Secondly, could we have more flavour on the cost synergies? Thank you very much.

Gilles MICHEL, CEO, IMERYS

Good morning Jean-Christophe, thank you for your two questions which are two angles to the same one in fact, which is how do we generate value out of the transaction. I will tell you and I hope you will understand that today is not the day for me to get into the details of that. Today, we are announcing a tender offer. So, the transaction is not completed. We are turning to the shareholders or rather the AMCOL Board is recommending to its shareholders to accept the tender that we shall make next week, and they have a few weeks to make up their mind and we have to execute this transaction. So, I really don’t think that now is the time to go into the details. However, the subject is obviously a major one, but this is the reason why I have tried to spend a little time explaining you where I thought we were going to create value and it is in the three areas of the gains that we know: first, it’s sales and top line that I think there are the most promising, very important I should say, secondly, the cost and thirdly, the working capital. This is sufficiently important given the magnitude of the transaction for me to tell you that I will give details once the transaction is completed. I will tell you what our expectations are in terms of value created, and within which timeline. So, please bear with us, allow us to go through to this tender and to keep the dialog opened, allow us not to jump a conclusion, we do not own the company yet. Allow me to ask you to save the date after the closing of the transaction. Then, I will tell you what is the gain planned.

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Jean-Christophe LEFEVBRE MOULENC, CM CIC Securities

Thank you.

Operator

We have a new question from Denis MOREAU from UBS.

Denis MOREAU, UBS

Good morning, two questions on my side. First question, regarding the debt that you have secured. Can you share with us the cost of financing for this debt, and secondly, regarding the deal that you are to launch, do you expect any counter bid? Do you see any other player with comparable potential synergies as the ones you have identified?

Gilles MICHEL, CEO IMERYS

Thank you and good morning, Michel will answer your question on the debt.

Michel DELVILLE, CFO, IMERYS

First of all, I wanted to remind you that in the press release, we have highlighted the fact that our debt situation at the end of December 2013 is stable compared to last year. So, it means that we are around 39%. So, the same as last year. It is a good start to explain to you that if you look at our covenants and our strong balance-sheet structure, we can really cope with this project without any danger if you want on our balance-sheet structure. And then we can finance by debt without any rate issue. Then, when you think about the cost of financing, of course, it is a bit early to tell, but my feeling is that, first of all, I remind you that we have bilateral lines, so financial resources that are available, and at the end of December, we have around 1.4 M of financial resources available, and we will use partly these resources and we will also go to the market to finance this acquisition. We have secured the financing with a kind of bridge. I will not give you all the details now, but we will have first a bridge and then we will go to the bond market. The cost expected is around between 3 and 4%.

Gilles MICHEL, CEO IMERYS

Now, on your second question which is do we expect counter offer or whatever? I will say, first it is a process which is opened as you know. It is strictly regulated and organized in particular in the US, so there is a period which is a period of the tender offer when technically it is allowed

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for any party to make another offer if they think they should and they can. So, it is technically possible and I cannot tell you the contrary. What I will say is that I do not think it is the most likely and there are at least two reasons. I think the value that we offer for the shares and for the company is a good one. The second reason is that it has been recognized by the Board which has unanimously and strongly support the transaction. And I think this is the best way to speak in favour of our offer. Therefore, I am confident we can execute this transaction, but we will know better in a few weeks.

Denis MOREAU, UBS

Thank you very much. It is very clear.

Operator

We have a new question from Luc PEZ from Exane

Luc PEZ, Exane

Hi, gentlemen. May be, if you could elaborate a bit more on the bentonite product which as far as I understand is a commodity product quite widely available with relatively fragmented supplier base. Is it a fair assumption? Second question, who are your main competitors there? What would be not a precisely number of market share, but to what extent would you be a leader in that segment, please?

Gilles MICHEL, CEO IMERYS

Luc, good morning. Your representation is not entirely fair I must say. Bentonite, and it will take me too much time to go in the full details, but basically, yes, bentonite is available in large quantities around the globe, but there are various kinds of bentonite, the one that we are talking about here which lends itself to the most technical industrial applications, this sodium bentonite, and there you have a fairly limited resources and locations in the world where you have resources, The US and specifically the Wyoming in the US happens to be the largest and more importantly the highest quality. So, the second element to the answer is that on that basis, AMCOL to keep upon itself, to develop its business on the value segment of bentonite. So, you know like in several other minerals, we do have, or the businesses we do have in other minerals, you can say that yes there is abundance of availability, but not of the kind that we have there, this quality is not so abundant and the markets that we serve are specialty markets. The best illustration of that is the foundry market. The bentonite, the Wyoming bentonite, actually, this is the way it is called in the foundry world is the reference and actually the quality allowing high performances, basically a mould for precision foundry. And it is the use and therefore exported throughout the world from Wyoming and from AMCOL. So, that’s how we see. The way I would describe it.

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Now, you asked a question, do they have competitors? The answer is yes. They do have competitors. There are several players. In the US, there are certainly the largest. There are few others which serve mostly the oil exploration market by providing bentonite for drilling mud as it is being called, the mostly. In Europe, there are two important players, one is a division of Clariant and the other one is an independent group family owned called S&B. In Asia, you have a fairly sizeable Malaysian company, privately owned. You have an Indian player who plays on its own market, and then you have certainly many very small or smaller players which are positioned on the commodity side of things and the mundane variety of bentonite for applications of segments which are really not the ones we target.

Luc PEZ, Exane

Thank you. If I may add a follow-up as I had in mind the Süd-Chemie acquisition from Clariant. Don’t you think that you are entering the ground of some of the largest chemical companies and whether it is something you are obviously willing to turn yourself into? Related to that don’t you expect any competition from those guys? Thank you.

Gilles MICHEL, CEO IMERYS

Luke, I am not sure I really understand your question. Is your question we are turning to a chemical company?

Luc PEZ, Exane

No, but I mean that this acquisition is another one which is showing your willingness to get into specialties and greater connections with the end-market and all innovation you can do all around it which it is for me that you think this is more the way to operate a chemical company. Some of those deals especially if I refer to Süd-Chemie deal from Clariant it means that you could be facing some of those guys. Is it something that you are afraid of?

Gilles MICHEL, CEO IMERYS

No, I am not afraid of that. I am afraid of everything of course, but I am not fearful! The first part of your comments, yes, this move illustrates frankly as plainly as possible our strategy. I have said it in 2012 when we came to you on our investors’ day we said that we wanted to basically accelerate IMERYS growth. We wanted to do that out of organic growth and out of selected external growth as the case may present itself, and we would do that under the strict value creation expectations that are ours. We are executing that on the internal growth which is based on innovation, new products and geographical expansion, I will report tomorrow on our annual results and I will lead a position to illustrate the fact that it is on its way, actually alongside with

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value creation. On the external growth, we had said that we were going to be selective, that by the way, there were probably a limited number of possible acquisition targets. We had to be honest a long ago identified bentonite as a possible entry sector for us. The conditions were not met for us to make such a move. When the case presented itself we did not have to think very long to make the move, because indeed AMCOL as I have tried to explain would enlarge our offer with a business, with a company and with people which are very much in line with what we are trying to do. AMCOL that provides a growth potential which is in fact higher than what we have been doing ourselves, which is good news. AMCOL has a geographical presence as I have said that is attractive in itself, plus that is complementary to ours which means that we can bring opportunities there. AMCOL is innovative as you will see or shall see when we get into the details and therefore, not only it is an attractive external growth, but when it joins, it will fuel the drive to innovations, geographical expansion and growth. Yes, it is positioned on the more value segment which is the one we are trying to push. This is a long answer, but it allows me to illustrate why this is such a significant or relevant move.

What about the chemical companies? Yes indeed the mineral part of Süd-Chemie was acquired by Clariant which has a large portfolio businesses which are very, very different from the minerals’ world. Yes, we shall compete to some extent, because it is not exactly the same application, but there is indeed competition with Süd-Chemie, but like in all our businesses, we do have mineral by mineral, or market by market, we do have fairly significant, credible and relevant competitors, some of them are part of large companies, some are focused and alone businesses. That’s what it is. I am not more or less fearful of any of our competitors. We all try to be modest and to recognize that they also can be smart. Therefore, we should fight. It is what we do.

Luc PEZ, Exane

Thank you.

Operator

We have a new question from Laurent RUNACHER from Exane.

Laurent RUNACHER, Exane

Hi, good morning everybody, good morning Michel, good morning Gilles. I would like just to understand how this company is working in terms of operational leverage because we saw that in 2013 with quite a nice growth, the operating margin is in fact decreasing. What I would like to understand is what kind of operational leverage this company can need if you had for example 5 % organic growth?

I am not a specialist of AMCOL, but when browsing last statements from the company, I saw that energy services for the Q3 had a quite

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sharp decrease in terms of margins. So, I would like to know and understand to what extent the energy service business is a resilient one and may be it is just a one-off effect, but just to understand the rationale behind this kind of business and to what extent margins are trending up with a lot of volatility or trending up with a low volatility and that I am referring to is just a one-off?

Gilles MICHEL, CEO IMERYS

Laurent, good morning. Your points are very excellent. I don’t think I should in fact comment on the 2013 results of AMCOL. By the way, they haven’t been published in final form. Therefore, what I like to do is first and foremost is to refer you to their explanations of those elements in a few days I think, or at the end of the month. I take it that they will describe all those elements.

I want to tell you also that the general trend on your question is that in 2012 and 2013 AMCOL undertook to refocus and to make some choices within several office businesses and/or operations. So, this is the idea I think. And this is what they will describe. I think there will be specific on which kind of decisions they took, where, and what are the cost implications in their accounts.

Laurent RUNACHER, Exane

But your analysis for example on the Q3 numbers regarding volatility of the energy service business. Do you believe it is just a one-off?

Gilles MICHEL, CEO IMERYS

Yes, my analysis is this one. The potential in energy services is strong actually and the momentum is there. Those numbers are circumstantial.

Laurent RUNACHER, Exane

I understand very well why you cannot give us more precise numbers regarding synergies. Can you give us a schedule when you are able perhaps to give more quantitative numbers?

Gilles MICHEL, CEO IMERYS

After closing Laurent.

Laurent RUNACHER, Exane

Thank you very much.

Operator

We have a new question from Eric LEMARIER from BGC.

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Eric LEMARIE, BGC

Hello, good morning. Just one question from my side. May be you already mentioned it, but do you have any segments or markets where IMERYS is in direct competition with AMCOL today, not in bentonite, but for the minerals?

Gilles MICHEL, CEO IMERYS

Essentially not Eric.

Eric LEMARIER, BGC

Ok.

Gilles MICHEL, CEO IMERYS

In fact, I think not.

Eric LEMARIE, BGC

Thank you.

Gilles MICHEL, CEO IMERYS

If there are no more questions, I thank you very much for your attention. I guess we might be talking to each other very soon. Good bye.

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